

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 29, 2008

Mr. Ralph J. Nicoletti
Sr. Vice President and Chief Financial Officer, Alberto-Culver Co
2525 Armitage Avenue
Melrose Park, IL 60160

Re: **Alberto-Culver Company**
             Form 10-K for the fiscal year ended September 30, 2007
             File No. 1-32970

Dear Mr. Nicoletti:

       As a follow-up to our conference call on July 28, 2008 we have the following comment. We ask that you respond by August 12, 2008.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1. We appreciate your participation in the conference call with us on July 28, 2008. As a result of that call and our subsequent discussion, please confirm that you will address your segment reporting at a geographic level beginning with your Form 10-K for the fiscal year end September 30, 2008. We encourage you to thoroughly analyze your segment reporting to ensure that your reporting complies with current standards and interpretations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief